Filed by CBOT Holdings, Inc.

Subject Company—CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following communication was made available on the CBOT’s intranet site, MemberNet, on April 11, 2005.

April 11, 2005

REMINDER

NOTICE

TO: FULL AND ASSOCIATE MEMBERS

RE: CBOT© RESTRUCTURING VOTE/APRIL 14 DEADLINE

Full and Associate Members are asked to note the following in connection with the upcoming vote on the proposed restructuring of the CBOT:

-	Proxy ballots which are delivered or mailed to the Secretary’s Office must be received before 2:15 p.m. (Central Time) on Thursday, April 14, 2005 in order to be counted.

-	Alternatively, Full and Associate Members may deposit their completed proxy ballots in the ballot boxes which will be located in the 4th Floor Lobby of the CBOT from 8:00 a.m. to 2:15 p.m. (Central Time) on April 14.

-	Full and Associate Members may vote in person at the special meeting which will be held for that purpose in the 5th Floor Visitor Center Theater at 2:30 p.m. (Central Time) on April 14.

Proxy ballot materials are available from the Secretary’s Office.

Full and Associate Members are urged to complete and return their proxy ballots as soon as possible.

Questions in this regard may be directed to the Secretary’s Office (telephone 312-435-3603).

/s/ Paul J. Draths

Paul J. Draths

Vice President and Secretary

CBOT Holdings, Inc. (“CBOT Holdings”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, including a proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. (“CBOT”), which has been declared effective by the SEC. CBOT members are urged to read the proxy statement and prospectus included within the Registration Statement on Form S-4 and distributed to CBOT members on or about February 17, 2005, as well as other documents that CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final proxy statement and prospectus and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. In addition, CBOT members may obtain free copies of the final proxy statement and prospectus and other documents filed by CBOT Holdings or the CBOT from CBOT Holdings by directing a request to the Secretary’s Office.

The CBOT and its directors and executive officers and CBOT Holdings and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the CBOT members in connection with the restructuring transactions described herein. Information regarding the special interests of these directors and executive officers in the restructuring transactions will be included in the proxy statement and prospectus of CBOT Holdings described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.